UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JULY 15, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

NOVO NORDISK FILES FOR REGULATORY APPROVAL OF LIRAGLUTIDE IN JAPAN

Novo Nordisk today announced the submission of a new drug application to the Ministry of Health, Labour and Welfare in Japan for the approval of liraglutide, a once-daily human GLP-1 analogue, for the treatment of people with type 2 diabetes.

The Japanese phase 3 programme, which included 678 patients with type 2 diabetes, was designed to obtain the indication for use of liraglutide to treat type 2 diabetes as an adjunct to diet and exercise, both as monotherapy and in combination with sulfonylurea.

The submission of liraglutide in Japan does not impact Novo Nordisk's expectations for the company's financial results for 2008, which were provided on 30 April in connection with the release of the financial results for the first quarter of 2008.


ABOUT LIRAGLUTIDE

Liraglutide is a once-daily human analogue of the naturally occurring hormone Glucagon-Like Peptide-1 (GLP-1). Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. In contrast to most other antidiabetic treatments, liraglutide also leads to weight loss instead of weight increase.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:
Media:                                      Investors:

Outside North America:                      Outside North America:
Elin K Hansen                               Mads Veggerby Lausten
Tel: (+45) 4442 3450                        Tel: (+45) 4443 7919
ekh@novonordisk.com                         mlau@novonordisk.com

                                            Hans Rommer
                                            Tel: (+45) 4442 4765
                                            hrmm@novonordisk.com


In North America:                           In North America:
Sean Clements                               Christian Qvist Frandsen
Tel: (+1) 609 514 8316                      Tel: (+1) 609 919 7937
secl@novonordisk.com                        cqfr@novonordisk.com


Stock Exchange Announcement no 45 / 2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JULY 15, 2008                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer